EXHIBIT 99.1

Brookfield Renewable Reports Strong First Quarter Results

All amounts in US dollars unless otherwise indicated

BROOKFIELD, News, May 03, 2018 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX:BEP.UN) (NYSE:BEP) (“Brookfield Renewable”) today reported financial results for the three months ended March 31, 2018.

“Our business delivered strong results in the first quarter, underpinned by growth in our core business and recent acquisitions which are performing in-line with expectations,” said Sachin Shah, CEO of Brookfield Renewable. “In addition, we continue to have a strong, investment-grade balance sheet with a robust liquidity position and long duration, non-recourse debt providing us with significant financial flexibility as we look forward.”

Financial Results

For the period ended March 31
US$ millions (except per unit or otherwise noted)	Three Months Ended
Unaudited	2018	2017
Total generation (GWh)
- Actual generation	12,880	10,484
- Long-term average generation	12,852	10,364
Brookfield Renewable's share
- Actual generation	6,694	6,161
- Long-term average generation	6,351	5,889
Funds From Operations (FFO)(1)	$193	$166
Per Unit(1) (2)	$0.62	$0.55
Net Income Attributable to Unitholders	$8	$16
Per Unit(2)	$0.03	$0.05

(1)  Non-IFRS measure. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)  For the three months ended March 31, 2018, the weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 312.7 million (2017: 299.2 million).

Brookfield Renewable reported net income for the three months ended March 31, 2018 of $8 million ($0.03 per LP unit) compared to net income of $16 million ($0.05 per LP unit) for the same period in 2017. Funds From Operations (FFO) totaled $193 million ($0.62 per LP unit) compared to $166 million ($0.55 per LP unit) for the same period in 2017, representing a 13% year-over-year per unit increase in FFO. These results were supported by high availability across our fleet, above average generation, contributions from new investments and advancement of organic growth initiatives.

Operating and Financial Results

In the first quarter, our hydroelectric segment delivered $208 million of FFO as generation and availability remained strong across our fleet. Total generation was 6% above the long-term average primarily on the back of our North American facilities where, consistent with prior year, generation was particularly strong (10% above the long-term average). Pricing across our hydro portfolio benefitted from inflation indexation of our contracts as well as improved power prices in Brazil driving our average realized pricing up 6% versus last year. Our power marketing teams continue to actively pursue opportunities to sell energy, capacity and related products at a premium to current market prices. We successfully cleared all our eligible capacity into the recent capacity auction in New England, secured new power purchase agreements for our existing assets in Brazil and continued to add duration at our Colombian business by securing several new long-term contracts this quarter. Lastly, we continue to advance our development pipeline, substantially commissioning our 28 megawatt facility in Brazil and progressed construction on an additional 49 megawatts in Brazil.

Our wind segment delivered $37 million of FFO in the first quarter – $7 million ahead of prior year largely due to the contributions from our investments in TerraForm Power and TerraForm Global. Generation across our wind fleet was in-line with prior year on a same-store basis as our operations benefitted from a high degree of diversification. We also benefitted from 50 megawatts of new wind capacity that we commissioned in Europe in 2017. We continue to leverage our marketing expertise in Brazil to re-contract existing facilities in the free market at higher prices than the current regulated market. We also received regulatory approval to increase the interconnection capacity from our newly acquired Brazilian wind farms, which should result in an incremental 24 gigawatt-hours per year of generation. In Europe, we continue to progress, in aggregate, 47 megawatts of wind development projects in Ireland and Scotland.

Q1 represented the first full quarter of contributions from our newly acquired solar facilities from TerraForm Power and TerraForm Global, contributing $10 million to FFO. The facilities have been performing well, with high availability and generation in-line with expectations. During the quarter, we also announced a 50:50 joint venture with China's largest warehouse operator to develop rooftop solar on their logistics facilities in the country. Through this partnership, we are targeting to develop and operate 300 megawatts of capacity over the next three years, and based on our estimates of GLP's rooftop space, believe there is a broader 1-gigawatt development pipeline. This partnership represents an opportunity to expand our footprint in China in a measured way, as well as grow our capabilities in the commercial and industrial distributed generation sector.

Our storage facilities delivered $5 million of FFO during the first quarter, which benefitted from our investment in the First Hydro pumped storage facilities in the U.K. in the second half of 2017 and improved capacity pricing at our Bear Swamp facilities in New England. Our First Hydro facilities continued to have strong availability particularly during the period of very cold weather in March, highlighting the value of these facilities as essential providers of scale, back-up generation and ancillary services. We are leveraging our deep operating expertise to work with our partner to optimize revenues through asset operations, dispatch and trading, which should augment performance over time. We progressed an upgrade to the capacity of our Bear Swamp pumped storage facility in Massachusetts by 60 megawatts to a total of 660 megawatts. As part of this process, we secured a seven-year contract for the capacity from the upgrade and expect to commission the project in 2021.

Balance Sheet, Liquidity and Interest Rates

Our liquidity position at quarter end totaled $1.7 billion and we maintained access to diverse sources of capital. We took advantage of strong markets earlier in the quarter and raised $1.5 billion in the markets. This included $1.3 billion of non-recourse financings, which extended the average duration of our non-recourse debt to 10.3 years and reduced our average cost of non-recourse debt to 5.8%.

We continue to focus on maintaining a strong, investment grade balance sheet with ample liquidity to ensure downside protection, preservation of capital, and stable cash flows through economic cycles:

  By underwriting our projects with long-term fixed rate debt, the current rising interest rate environment does not affect the expected returns on our investments
  Following our recent financings, we have no material maturities in the near term

We have minimal interest rate exposure having locked in low, long-term rates over the last several years. Today only 13% of our debt is floating rate, of which less than 6% is in North America and Europe. As such, our business is well protected from a rising rate environment.

Distribution Declaration

The next quarterly distribution in the amount of $0.49 per LP Unit, is payable on June 29, 2018 to unitholders of record as at the close of business on May 31, 2018. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The regular quarterly dividends on Brookfield Renewable’s preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the Partnership’s LP Units are declared in U.S. dollars. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders resident in Canada who wish to receive a U.S. dollar distribution and registered unitholders resident in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of its LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at https://bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at https://bep.brookfield.com.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 16,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $285 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media:

Claire Holland
(416) 369-8236
claire.holland@brookfield.com

Investors:

Avery Haw
(416) 359-1955
avery.haw@brookfieldrenewable.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s 2018 First Quarter Results as well as the Letter to Shareholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on May 3, 2018 at 9:00 a.m. Eastern Time at https://event.on24.com/wcc/r/1651752/82D2263D6E2C7400A8BFFB608D477D4F, or via teleconference at 1-877-648-7976 toll free in North America. For overseas calls please dial 1-734-385-2616, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed through June 3, 2018 at 1-855-859-2056, or from outside Canada & U.S. please call 1-404-537-3406.

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “should”, “could”, “potential”, “tend to”, “target” “future”, “growth”, “expect”, “believe”, “goal”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding the expected benefits to unitholders of re-financing debt at low, long-term interest rates in a rising rate environment, as well as acquisitions, the availability of acquisition opportunities and the timing and progress towards completion of acquisitions. They also include statements regarding the progress towards completion of development projects, including by way of joint ventures with institutional partners, and the expected contribution of development projects to future generation capacity and cash flows as well as statements regarding the prospects of future growth in new markets. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; weather conditions and other factors which may impact generation levels at our facilities; our ability to grow within our current markets or expand into new markets; our ability to complete development and capital projects on time and on budget; our inability to finance our operations or fund future acquisitions due to the status of the capital markets; the ability to effectively source, complete and integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security or environmental incidents; changes to government regulations; regulatory risks relating to the power markets in which we operate, including relating to the regulation of our assets, licensing and litigation; risks relating to our internal control environment; our lack of control over all of our operations; contract counterparties not fulfilling their obligations; and other risks associated with the construction, development and operation of power generating facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to Adjusted EBITDA, Funds From Operations (FFO), Adjusted Funds From Operations and Funds From Operations per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per Unit used by other entities. We believe that these are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations nor Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise

_________________________________________________

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED
FOR THE THREE MONTHS ENDED MARCH 31
(MILLIONS, EXCEPT AS NOTED)	2018	2017
Revenues	$793	$677
Other income	9	8
Direct operating costs	(256)	(233)
Management service costs	(21)	(16)
Interest expense – borrowings	(180)	(163)
Share of loss from equity-accounted investments	-	(3)
Unrealized financial instruments loss	(7)	(20)
Depreciation	(213)	(200)
Other	(29)	(2)
Income tax expense
Current	(7)	(16)
Deferred	(9)	(5)
	(16)	(21)
Net income	$80	$27
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	$56	$(1)
General partnership interest in a holding subsidiary held by Brookfield	-	-
Participating non-controlling interests - in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	3	7
Preferred equity	7	6
Preferred limited partners' equity	9	6
Limited partners' equity	5	9
	$80	$27
Basic and diluted earnings per LP Unit	$0.03	$0.05

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED	Mar 31	Dec 31
(MILLIONS)	2018	2017
Assets
Current assets
Cash and cash equivalents	$404	$799
Restricted cash	232	181
Trade receivables and other current assets	571	554
Financial instrument assets	39	72
Due from related parties	68	60
	1,314	1,666
Financial instrument assets	123	113
Equity-accounted investments	719	721
Property, plant and equipment, at fair value	27,352	27,096
Goodwill	994	901
Deferred income tax assets	172	177
Other long-term assets	162	230
	$30,836	$30,904
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$511	$542
Financial instrument liabilities	133	184
Due to related parties	144	112
Current portion of long-term debt	1,242	1,676
	2,030	2,514
Financial instrument liabilities	71	86
Long-term debt and credit facilities	10,201	10,090
Deferred income tax liabilities	3,707	3,588
Other long-term liabilities	354	344
	16,363	16,622
Equity
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	6,404	6,298
General partnership interest in a holding subsidiary held by Brookfield	57	58
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	2,804	2,843
Preferred equity	600	616
Preferred limited partners' equity	707	511
Limited partners' equity	3,901	3,956
	14,473	14,282
	$30,836	$30,904

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED
THREE MONTHS ENDED MARCH 31
(MILLIONS)	2018	2017
Operating activities
Net income	$80	$27
Adjustments for the following non-cash items:
Depreciation	213	200
Unrealized financial instrument loss	7	20
Share of loss from equity-accounted investments	-	3
Deferred income tax expense	9	5
Other non-cash items	-	1
Dividends received from equity-accounted investments	2	-
Changes in due to or from related parties	21	(5)
Net change in working capital balances	(32)	49
	300	300
Financing activities
Long-term debt - borrowings	1,491	147
Long-term debt - repayments	(1,935)	(255)
Capital contributions from participating non-controlling interests - in operating subsidiaries	4	38
Acquisition of Isagen from non-controlling interests	-	(5)
Issuance of preferred limited partnership units	196	187
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(176)	(135)
To preferred shareholders	(7)	(6)
To preferred limited partners' unitholders	(8)	(5)
To unitholders of Brookfield Renewable or BRELP	(160)	(144)
	(595)	(178)
Investing activities
Acquisitions	(12)	-
Investment in:
Sustaining capital expenditures	(27)	(18)
Development and construction of renewable power generating assets	(25)	(49)
Proceeds from disposal of assets	-	150
Investment in securities	38	(12)
Restricted cash and other	(78)	(85)
	(104)	136
Foreign exchange gain on cash	4	5
Cash and cash equivalents
(Decrease) increase	(395)	263
Balance, beginning of period	799	223
Balance, end of period	$404	$486
Supplemental cash flow information:
Interest paid	$130	$117
Interest received	$7	$8
Income taxes paid	$13	$16

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED March 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended March 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)		Net Income (Loss)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Hydroelectric
North America	3,765	3,766	3,439	3,439	$261	$255	$191	$194	$146	$148	$77	$83

Brazil	1,038	871	957	950	69	52	51	42	41	33	1	(4)

Colombia	768	826	844	846	53	47	31	24	21	10	12	-
	5,571	5,463	5,240	5,235	383	354	273	260	208	191	90	79

Wind
North America	645	398	697	452	54	39	41	31	26	21	(6)	1

Europe	165	172	155	169	17	15	11	11	8	7	(1)	(1)

Brazil	103	58	118	33	8	4	5	3	3	2	(1)	1

Other	32	-	34	-	2	-	1	-	-	-	(1)	-
	945	628	1,004	654	81	58	58	45	37	30	(9)	1

Solar	115	-	107	-	18	-	16	-	10	-	(2)	-

Storage & Other	63	70	-	-	17	13	9	3	5	-	(12)	(6)

Corporate	-	-	-	-	-	-	(5)	(6)	(67)	(55)	(59)	(58)

Total	6,694	6,161	6,351	5,889	$499	$425	$351	$302	$193	$166	$8	$16

(1)  Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the three months ended March 31, 2018:

							Contribution
	Attributable to Unitholders						from	Attributable
	Hydroelectric	Wind	Solar	Storage	Corporate	Total	equity	to non-	As per
				and			accounted	controlling	IFRS
($ MILLIONS)				Other			investments	interests	financials(1)
Revenues	383	81	18	17	-	499	(39)	333	793
Other income	2	1	2	-	1	6	(2)	5	9
Direct operating costs	(112)	(24)	(4)	(8)	(6)	(154)	13	(115)	(256)
Share of Adjusted EBITDA from equity accounted investments	-	-	-	-	-	-	28	8	36
Adjusted EBITDA	273	58	16	9	(5)	351	-	231
Management service costs	-	-	-	-	(21)	(21)	-	-	(21)
Interest expense - borrowings	(61)	(20)	(6)	(4)	(25)	(116)	9	(73)	(180)
Current income taxes	(4)	(1)	-	-	-	(5)	-	(2)	(7)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	(9)	(9)	-	-	(9)
Preferred equity	-	-	-	-	(7)	(7)	-	-	(7)
Share of interest and cash taxes from equity accounted investments	-	-	-	-	-	-	(9)	(8)	(17)
Share of Funds From Operations attributable to non-controlling interests	-	-	-	-	-	-	-	(148)	(148)
Funds From Operations	208	37	10	5	(67)	193	-	-
Adjusted sustaining capital expenditures(2)	-	-	-	-	-	(18)	-	-
Adjusted Funds From Operations	208	37	10	5	(67)	175	-	-
Adjusted sustaining capital expenditures(2)	-	-	-	-	-	18	-	-
Depreciation	(100)	(39)	(6)	(6)	-	(151)	12	(74)	(213)
Unrealized financial instrument gain	-	(1)	(2)	1	7	5	-	(12)	(7)
Deferred income tax expense	(5)	(6)	(1)	-	5	(7)	2	(4)	(9)
Other	(13)	-	(3)	(12)	(4)	(32)	5	(2)	(29)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	(19)	-	(19)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	92	92
Net income (loss) attributable to Unitholders(3)	90	(9)	(2)	(12)	(59)	8	-	-	8

(1)  Share of earnings from equity-accounted investments of $nil is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $56 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)  Based on long-term sustaining capital expenditure plans.
(3)  Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the three months ended March 31, 2017:

	Attributable to Unitholders					Contribution	Attributable
	Hydroelectric	Wind	Storage	Corporate	Total	from equity	to non-	As per
			and			accounted	controlling	IFRS
($ MILLIONS)			Other			investments	interests	financials(1)
Revenues	354	58	13	-	425	(9)	261	677
Other income	4	-	-	-	4	-	4	8
Direct operating costs	(98)	(13)	(10)	(6)	(127)	5	(111)	(233)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	4	-	4
Adjusted EBITDA	260	45	3	(6)	302	-	154
Management service costs	-	-	-	(16)	(16)	-	-	(16)
Interest expense - borrowings	(63)	(15)	(3)	(21)	(102)	3	(64)	(163)
Current income taxes	(6)	-	-	-	(6)	-	(10)	(16)
Distributions attributable to
Preferred limited partners equity	-	-	-	(6)	(6)	-	-	(6)
Preferred equity	-	-	-	(6)	(6)	-	-	(6)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	(3)	-	(3)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	(80)	(80)
Funds From Operations	191	30	-	(55)	166	-	-
Adjusted sustaining capital expenditures(2)	-	-	-	-	(17)	-	-
Adjusted Funds From Operations	191	30	-	(55)	149	-	-
Adjusted sustaining capital expenditures(2)	-	-	-	-	17	-	-
Depreciation	(97)	(30)	(6)	-	(133)	3	(70)	(200)
Unrealized financial instrument gain (loss)	(7)	1	-	(9)	(15)	1	(6)	(20)
Deferred income tax expenses (recovery)	(7)	1	-	6	-	-	(5)	(5)
Other	(1)	(1)	-	-	(2)	-	-	(2)
Share of earnings from
equity accounted investments	-	-	-	-	-	(4)	-	(4)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	81	81
Net income (loss) attributable to Unitholders(3)	79	1	(6)	(58)	16	-	-	16

(1)  Share of loss from equity-accounted investments of $3 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $1 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)  Based on long-term sustaining capital expenditure plans.
(3)  Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reconciles net income attributable to Unitholders and earnings per unit, the most directly comparable IFRS measures, to Funds From Operations, and Funds From Operations per unit, both non-IFRS financial metrics for the three months ended March 31:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017
Net income attributable to:
Limited partners' equity	$5	$9	$0.03	$0.05
General partnership interest in a holding subsidiary held by Brookfield	-	-	-	-
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	3	7	-	-
Net income attributable to Unitholders	$8	$16	$0.03	$0.05
Adjusted for proportionate share of:
Depreciation	151	133	0.49	0.44
Unrealized financial instruments (gain) loss	(5)	15	(0.02)	0.05
Deferred income tax expense	7	-	0.02	-
Other	32	2	0.10	0.01
Funds From Operations	$193	$166	$0.62	$0.55

Weighted average units outstanding(1)			312.7	299.2

(1)  Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.